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                                                                    EXHIBIT 12.2


               UNOCAL CORPORATION AND CONSOLIDATED SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS



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
                                                                                              Years ended December 31,
                                                                          ----------------------------------------------------------
Millions of dollars                                                               2000        1999         1998      1997      1996
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
Earnings from continuing operations                                            $   723       $ 113         $ 93     $ 615     $ 358
Provision for income taxes                                                         497         121          168        73       248
Minority interests                                                                  16          16            7         9         2
Distributions (less than) greater than earnings from equity investments            (57)         (4)          (2)      (65)      (10)
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         Earnings subtotal  (a)                                                  1,179         246          266       632       598

Fixed charges included in earnings:
   Interest expense                                                                210         199          177       183       279
   Distribution on convertible preferred securities                                 33          33           33        33        10
   Interest portion of rentals  (b)                                                 20          22           20        23        40
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         Fixed charges subtotal                                                    263         254          230       239       329

Earnings from continuing operations
   available before fixed charges                                              $ 1,442       $ 500        $ 496     $ 871     $ 927
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Fixed charges:
   Fixed charges included in earnings                                              263         254          230       239       329
   Capitalized interest                                                             13          16           26        35        15
   Preferred stock dividends, pre-tax basis                                          -           -            -         -        29
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         Total fixed charges                                                   $   276       $ 270        $ 256     $ 274     $ 373
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Ratio of earnings from continuing operations
   to fixed charges                                                                5.2         1.9          1.9       3.2       2.5
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(a) Includes pre-tax impairment of:                                                 66          23          102        69        75

The ratio of earnings, excluding impairment, to fixed charges would be:            5.5         1.9          2.3       3.4       2.7

(b) Calculated as one-third of operating rental expense.
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